EXHIBIT 14(b)

Consent of Registered Public Accounting Firm

The Board of Directors
Peter Kiewit Sons’, Inc.:

We consent to the use of our report included herein constituting part of the registration statement of Kiewit Employees Diversified Investment Fund L.P. on Form N-14 of our report dated March 2, 2004, with respect to the consolidated balance sheets of Peter Kiewit Sons’, Inc. as of December 27, 2003 and December 28, 2002, and the related consolidated statements of earnings, changes in redeemable common stock and comprehensive income, and cash flows for each of the years in the three-year period ended December 27, 2003 and to the reference to our firm under the “Experts” heading in the Statement of Additional Information.

Our report refers to a change to the method of accounting for goodwill and asset retirement obligations.

/s/ KPMG LLP
Omaha, Nebraska
September 27, 2004